December 5, 2011

Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance

FILED VIA EDGAR

RE:	The Empire District Electric Company
Form 10-K for the fiscal year ended December 31, 2010
Filed February 17, 2011
File No. 1-3368

Dear Mr. Mew:

The Empire District Electric Company (the “Company”) has received your letter dated November 21, 2011 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the year ended December 31, 2010 (the “Form 10-K”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 10-K or changes to disclosure in response to the Staff’s comments does not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced the comment from the Comment Letter immediately before the Company’s response.

Item 8. Financial Statements and Supplementary Data, page 65

Note 11, Commitments and Contingencies, page 120

Renewable Energy, page 127

1.
Please explain to us and disclose your accounting for renewable energy credits (RECs) citing any authoritative accounting guidance or predominant practice. Please include in your response, when and how you determine the amounts recorded, where you classify the related amounts in your financial statements including the sales of these credits, the method by which you derecognize the RECs from your financial statements, and the RECs amounts recorded for the historical periods presented.

Company Response: The Company receives RECs generated by windfarms as part of two purchased power agreements (see Note 1 and Note 11 of the Form 10-K). The Company currently receives more RECs than needed to comply with renewable standards in jurisdictions the Company operates and sells the excess RECs to third parties. The Company accounts for RECs using an inventory model.  This approach is generally accepted and commonly used in the utility industry and is most reflective of how the Company uses RECs. Absent authoritative guidance related specifically to RECs, the Company follows GAAP and Federal Energy Regulatory Commission (“FERC”) guidance related to inventory based on its classification. The Company typically utilizes or sells RECs in the periods they are received and does not maintain significant inventories of unused RECs.  Accordingly, the Company has not assigned a value to RECs when received as the amount would not be material.

Company sales of RECs are recorded and presented in miscellaneous electric revenues with recognition occurring when transfer of the certificates' ownership is complete. These sales totaled approximately $1.8 million, $1.7 million, and $1.8 million during 2010, 2009 and 2008, respectively.

The Company and its management believe the Company’s accounting and disclosures are adequate considering the immateriality of annual REC activity in relation to our financial statements. The Company will enhance disclosures concerning REC policies and activity in the future if the activity increases in significance in relation to our operations or financial statement presentation.

We believe that we have fully responded to your comment.  However, if you have any questions about our response to your comment or require further explanation, please do not hesitate to call me at (417) 625-5127.

Sincerely, THE EMPIRE DISTRICT ELECTRIC COMPANY By: /s/ Laurie A. Delano Laurie A. Delano Chief Financial Officer